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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keel Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Church Street, Suite 500
(No. and Street)

Huntsville	AL	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra H. Stephens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keel Point Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE CRACKEL NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature

FinOp

Title

Caroline Crackel

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEL POINT CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

CONTENTS

eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 23, 2021

To the Board of Directors and Member
of KEEL POINT CAPITAL, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEEL POINT CAPITAL, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KEEL POINT CAPITAL, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KEEL POINT CAPITAL, LLC's management. Our responsibility is to express an opinion on KEEL POINT CAPITAL, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KEEL POINT CAPITAL, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of KEEL POINT CAPITAL, LLC's financial statements. The supplemental information is the responsibility of KEEL POINT CAPITAL, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as KEEL POINT CAPITAL, LLC's auditor since 2001.

Houston, Texas

KEEL POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Current Assets	
Cash	$ 1,599,272
Cash held with clearing broker	60,617
Accounts receivable	48,766
Deposits with clearing broker	50,000
Other current assets	51,511
Total Current Assets	1,810,166
TOTAL ASSETS	$ 1,810,166

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 75,563
Intercompany payable	25,605
Total Current Liabilities	101,168
Member's Equity	1,708,998
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,810,166

The accompanying notes are an integral part of these financials statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Commission income	$ 1,160,123
Referral fee revenue	139,220
Dividends and interest	20,069
Other income	16,089
Total Revenues	1,335,501
Expenses	
Salaries and employee benefits	587,352
Office and other operating expenses	802,107
Total Operating Expenses	1,389,459
Net Loss	$ (53,958)

The accompanying notes are an integral part of these financials statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance, beginning of the year	$ 1,762,956
Net Loss	(53,958)
Balance, end of year	$ 1,708,998

The accompanying notes are an integral part of these financials statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(53,958)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Increase (decrease) in cash related to changes in assets:		
Cash held with clearing broker		(1,973)
Accounts receivable		(15,801)
Other current assets		2,678
Decrease in cash related to changes in liabilities:		
Accounts payable and accrued expenses		4,213
NET CASH USED IN OPERATING ACTIVITIES		(64,841)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Payments from Keel Point, LLC		854,998
NET INCREASE IN CASH AND CASH EQUIVALENTS		790,157
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR*		809,115
CASH AND CASH EQUIVALENTS, END OF YEAR*	$	1,599,272
CASH PAID FOR INTEREST	$	-
CASH PAID FOR TAXES	$	-

* Amounts do not include cash held with clearing broker.

The accompanying notes are an integral part of these financials statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

KEEL POINT CAPITAL, LLC (the "Company"), is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of and is subject to regulations by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Keel Point Partners, LLC ("Keel Point").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

At times, the Company maintains cash in bank deposits that, at times, exceed federally insured limits. The Company did not experience any losses and does not anticipate any losses associated with these accounts.

Accounts Receivable

During the year, the Company earned commissions for certain variable annuities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $50,000 at December 31, 2020. Should NFS suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2020, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2020 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Fair Value of Financial Instruments

The Company accounts for all financial assets and liabilities in accordance with ASC 820-10, "Fair Value Measurements." ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2020.

NOTE 2: RECOGNITION OF REVENUES

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Referral Fee Revenue

The Company records revenue from referral fees it earns for directing prospective clients to Transact Capital Securities, LLC ("TCS"). The referral fee is calculated as 15% of the success fee that TCS receives from the closing of an acquisition or business sale transaction. The Company does not control the pricing or any other aspect of the transaction between the referred client and TSC. The Company has determined that it is the agent in the transaction and records the revenue on a net basis.

NOTE 2: RECOGNITION OF REVENUES *(Continued)*

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

	Twelve Months Ended December 31, 2020
Structured Notes	$ 448,819
Mutual Funds and Variable Annuities	410,832
401(k) Plans	131,850
Fixed income	57,828
Equities	78,982
529 Plans	31,812
Total commission revenue	$ 1,160,123

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 2: RECOGNITION OF REVENUES *(Continued)*

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31, 2020
Sales-based		
Structured Notes	$	448,819
Mutual Funds and Variable Annuities		198,175
401(k) Plans		131,850
Fixed income		57,828
Equities		78,982
529 Plans		31,812
Total sales-based revenue	$	947,466
Trailing		
Mutual Funds and Variable Annuities	$	212,657
Total trailing revenue	$	212,657
Total commission revenue	$	1,160,123

NOTE 3: RELATED PARTY TRANSACTIONS

The Company serves as a securities broker for an affiliated company, Keel Point, LLC, an investment advisor registered with the Securities and Exchange Commission. The Company relies on Keel Point's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Keel Point's managed portfolios. The Company retains all fees and commissions for Keel Point's unmanaged securities portfolios and mutual funds. As of December 31, 2020, the Company has unsecured advances due to Keel Point, LLC in the amount of $25,605.

NOTE 3: RELATED PARTY TRANSACTIONS (*Continued*)

The Company shares office rent, salaries and certain other expenses with Keel Point, LLC. Such expenses are allocated on an historic ratio of revenues of each company. Total expenses allocated to the Company from Keel Point, LLC aggregated approximately $624,363. Management believes the terms of these transactions are no different than what could be obtained from an unrelated party.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of $1,656,275, which was $1,606,275 in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness was .06 to 1 at December 31, 2020. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in the statement of omitted supplemental data in the supplemental information.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has no recorded liabilities with regard to the right. During 2020, the Company did not pay the clearing brokers any amounts related to these guarantees.

NOTE 5: COMMITMENTS AND CONTINGENCIES (*Continued*)

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 6: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2020.

NOTE 7: UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. The Company files consolidated income tax returns with Keel Point Partners, LLC. As of December 31, 2020 the federal and state tax years subject to examination generally include all years from 2017 and beyond. As of December 31, 2020, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 8: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2021 through February 23, 2021, which is the date the financial statements were available to be issued. No reportable events were noted.

SUPPLEMENTAL INFORMATION

KEEL POINT CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2020

Net capital computation:	
Member's equity	$1,708,998
Deduct:	
Non-allowable assets	(51,511)
	1,657,487
Net capital before haircuts on marketable securities positions	
Haircuts on marketable securities	(1,212)
	$1,656,275
Net Capital	
Net capital required based on leverage:	
Total liabilities – aggregate indebtedness	$ 101,168
Total capital required based on 6 2/3% of liabilities	$ 6,745

Under its current agreement with the FINRA, KEEL POINT CAPITAL, LLC (the "Company") is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no material difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2020.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because KEEL POINT CAPITAL, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2020 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2020.

Keel Point

100 Church Street, Suite 500
Huntsville, Alabama 35801
T 256.704.5111 F 256.704.5110
www.keelpoint.com

February 2, 2021

Exemption Report

Customer Protection Rule

The company is required by the (k)(2)(ii) exemption to SEC Rule 15c393 to clear all transactions with and for customers on a fully disclosed basis with a clearing broker, and to promptly transmit all customer funds and securities to the clearing broker which carries all the account of such customers.

Keel Point Capital, LLC Assertions:

We confirm, to the best of our knowledge and belief, that:

1) Keel Point Capital, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2020.
2) Keel Point Capital, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2020 without exception.

Robert C. Mayes, CEO

Sandra H. Stephens, FINOP

eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 23, 2021

To the Board of Directors and Member
of KEEL POINT CAPITAL, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KEEL POINT CAPITAL, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KEEL POINT CAPITAL, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) KEEL POINT CAPITAL, LLC stated that KEEL POINT CAPITAL, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KEEL POINT CAPITAL, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEEL POINT CAPITAL, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 23, 2021

Board of Directors and Member of KEEL POINT CAPITAL, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by KEEL POINT CAPITAL, LLC and the SIPC, solely to assist you and SIPC in evaluating KEEL POINT CAPITAL, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. KEEL POINT CAPITAL, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on KEEL POINT CAPITAL, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of KEEL POINT CAPITAL, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB

Houston, Texas

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

General Assessment Reconciliation

12/31/2020

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

12*28******1885**********************MIXED AADC 220
22990 FINRA DEC
KEEL POINT CAPITAL LLC
100 CHURCH ST SW STE 500
HUNTSVILLE, AL 35801-4956

CORRECTED

Sandra Stephens
256 704-5113

2. A. General Assessment ... 1108.09

B. ... payment ... exclude interest ... 533.68

7/30/2020

574.41

PAYMENT: √ the box
Check mailed to P.O. Box √ Funds Wired ☐ ACH ☐
Total (must be same as F above) 574.41

person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keel Point Capital LLC

[signature]

CEO / Fin op

Dated the 26th day of January, 20 21

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

1

DETERMINATION OF [illegible]
AND [illegible]

[illegible] 12/31/2020

~~1,228,746~~
1,335,679

Revenues [illegible]
investment [illegible]

232,901

245,245
~~738,362~~

(6) [illegible] Treasury bills [illegible]
[illegible] issuance date

261

18,544

596,951
~~440,068~~
738,728
1108.09